ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-47885

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 (MM/DD/YY) AND ENDING 06/30/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ADP Broker-Dealer, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 ADP Boulevard
(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patricia Barrenechea	973-404-4168	patricia.barrenechea@adp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112-0015
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Blake, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ADP Broker-Dealer, Inc. as of June 30, 2025, is true and correct. I further swear (or affirm) that neither ADP Broker-Dealer, Inc. nor any partner, officer, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

James Blake
President

Notary Public

MELINDA A. THOMAS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES AUGUST 19, 2028

This filing contains (check all applicable boxes):**

- X (a) Statement of financial condition
- X (b) Notes to consolidated statement of financial condition
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X)
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- x (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable*



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of ADP Broker-Dealer, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") as of June 30, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

August 22, 2025

We have served as the Company's auditor since 1995.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

STATEMENT OF FINANCIAL CONDITION AS OF JUNE 30, 2025

ASSETS

Cash	$	67,682,899
Service fee receivable - net of allowance for bad debt of $ 5,498		23,315,282
Other assets		1,662,741
TOTAL ASSETS		92,660,922

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Payable to Affiliate	$	17,970,592
Taxes payable to Affiliate		21,951,453
Accrued expenses and other liabilities		273,546
Total liabilities		40,195,591

STOCKHOLDER'S EQUITY:

Common stock, $1,000 par value - 100 shares authorized and outstanding		100,000
Paid-in capital		24,713,758
Retained earnings		27,651,572
Total stockholder's equity		52,465,330
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	92,660,922

See notes to Statement of Financial Condition.

ADP BROKER-DEALER, INC.

(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2025

1.   ORGANIZATION AND BUSINESS DESCRIPTION

Organization — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, Inc. ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

Business Description — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (marketing, distribution and service fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds or securities.

2.   ACCOUNTING POLICIES

Basis of Presentation — The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates in the Preparation of Statement of Financial Condition — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, revenues and expenses during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, accrual of certain expenses, and other matters that affect reported amounts. Actual results could differ from the estimates included in the statement of financial condition.

Service fee Receivable —The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenue based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

Cash — All cash is on deposit in interest-bearing account.

Fair Value of Financial Assets and Liabilities — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

Details for the descriptions of the three levels are as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

The carrying value of the financial assets and liabilities approximate fair values due to their short-term nature.

The carrying amount and estimated fair values of the company's financial instrument assets and liabilities which are not measured at fair value on the Statement of Financial Condition are listed in the table below.

As of June 30, 2025

	Carrying Amount	Level I	Level II	Level III	Total
Financial Assets:					
Cash	67,682,899	67,682,899			67,682,899
Service Receivable	23,315,282		23,315,282		23,315,282
Financial Liabilities:					
Payable to Affiliate	17,970,592		17,970,592		17,970,592

Other Assets – The Company has other assets which represent prepaid expenses primarily related to professional fees. The deferred tax asset balance is also included in other assets.

Accrued Expenses and Other Liabilities — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis This is pursuant to a tax sharing agreement.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

Dividend to Parent — As a wholly owned subsidiary, the Company regularly, after evaluating its net capital levels and upon approval of the Board of Directors may make cash dividends to the Parent.

3. INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, Accounting for Income Taxes, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $1,370 at June 30, 2025, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's statement of financial condition and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2025, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company had no interest and penalties included in the statement of financial condition.

The Automatic Data Processing, Inc. tax returns, which include the Company's activity, are routinely examined by the IRS, as well as tax authorities in states in which it has significant business operations. The Company's activity is no longer subject to state and local examinations for fiscal years before 2016.

4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The roll forward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2025:

Balance at beginning of year	$	(5,469)
Current year provision		(28)
Balance at end of year	$	(5,498)

5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2025, the Company had net capital of $27,487,308 which was $24,807,600 in excess of its required net capital of $2,679,707. The Company's ratio of aggregate indebtedness to net capital was 1.46 to 1 at June 30, 2025. The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance on Footnote 74 of the SEC Release No. 34-70073.

6. RELATED-PARTY TRANSACTIONS

Management Services Fees —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing, and other professional expenses.

There is a payable to the Affiliate in the amount of $17,970,592 at June 30, 2025, primarily related to payables under the Agreement.

Income Taxes — The results of operations of the Company are included in the consolidated federal income tax return of Automatic Data Processing, Inc. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $21,951,453 at June 30, 2025.

Dividends to Parent — The Board of Directors approved and the Company paid dividends of $69,000,000 to the Parent during the year ended June 30, 2025.

7. SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of marketing and distributing fees (primarily 12b-1 fees) and service fees (primarily Sub TA and CIT's fees) on a shared compensation basis from mutual fund companies. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as dividend payments to its parent ADP, Atlantic LLC. The Company does not solicit investments or handle customer funds or securities.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

8. **RISK FACTORS**

Cash: The Company maintains cash with J.P. Morgan Chase & Co. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institution with whom it places funds. The Company also monitors the condition of the financial institution with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institution may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

9. **SUBSEQUENT EVENTS**

The Company paid a dividend to the Parent on August 1st, 2025, in the amount of $17,000,000.

The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2025 through the date this statement of financial condition was issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in the Statement of Financial Condition.